AIM Counselor Series Trust (Invesco Counselor Series Trust)

11 Greenway Plaza, Suite 1000

Houston, TX 77046

August 19, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) – Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-36074 and 811-09913) relating to Class A, Class Y, Class R5 and Class R6 shares of Invesco Conservative Municipal Income Fund, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
95	July 10, 2018	0001193125-18-215483
99	September 21, 2018	0001193125-18-279675
100	September 27, 2018	0001193125-18-285307
101	October 25, 2018	0001193125-18-307416
103	November 21, 2018	0001193125-18-331930
105	December 20, 2018	0001193125-18-354120
108	January 17, 2019	0001193125-19-011245
111	February 14, 2019	0001193125-19-039696
112	March 14, 2019	0001193125-19-074186
113	April 11, 2019	0001193125-19-103615
114	May 9, 2019	0001193125-19-142726
116	June 6, 2019	0001193125-19-167012
118	July 3, 2019	0001193125-19-188876
119	August 1, 2019	0001193125-19-210091

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Class A, Class Y, Class R5 and Class R6 shares of the Fund. No securities have been issued or sold in connection with the Amendments.

Please contact the undersigned at (404) 439-3214 if you have any questions regarding this filing.

Very truly yours,

/s/ Amanda Roberts
Amanda Roberts
Senior Counsel